September 23, 2005


Mail Stop 4561

By U.S. Mail and facsimile to (416)304-5047

Mr. Gerald T. McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

Re:	Canadian Imperial Bank of Commerce
	Form 40-F for the Fiscal Year Ended October 31, 2004
	File Number: 001-14678

Dear Mr. McCaughey:

      We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 40-F, filed on December 13, 2004

Annual Report for the year ended October 31, 2004 (Exhibit B.3(b)-
(c))

Sources of Fair Value, page 47, and Note 23 - Fair Value of
Financial
Instruments, page 140

1. We read your policy for determination of market value when quoted prices in an active market or suitable market proxies are not available. Please tell us what methods (other than observed market quotations or data) you use to recognize gains or losses in income.
Include in your response the periods used for each method of income recognition, and quantify any deferred gains and/or losses, as applicable, as of October 31, 2004.
2. Please tell us your methodology for calculating each of your valuation adjustments for market, model and credit risks and for administrative costs.
3. Please separately quantify each of these valuation reserves as of the balance sheet dates and analyze any significant increases or decreases.



* * * * *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Amanda Roberts at (202) 551-3417 or me at
(202)
551-3490 if you have questions.


Sincerely,


      Donald Walker
Senior Assistant Chief Accountant


Mr. Gerald T. McCaughey
Canadian Imperial Bank of Commerce
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